Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In thousands, except for per share data)

	Three months ended September 30,2010	Three months ended September 30,2009	Nine months ended September 30,2010	Nine months ended September 30,2009

Income available to common shareholders	$9,606	$984	$11,246	$2,979

Weighted average shares outstanding	9,300	4,659	6,208	4,654

Basic earnings per share	$1.03	$0.21	$1.81	$0.64

Income for diluted earnings per share	$9,606	$984	$11,246	$2,979

Total weighted average common shares and equivalents outstanding for diluted computation	9,315	4,676	6,223	4,677

Diluted earnings per share	$1.03	$0.21	$1.81	$0.64

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